FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC
INDEX TO EXHIBITS

1.
AstraZeneca divestment of Movantik to RedHill Biopharma completed

2 April 2020 07:00 BST

AstraZeneca divestment of Movantik to RedHill Biopharma completed

AstraZeneca has completed the previously communicated agreement to sublicense its global rights to Movantik (naloxegol), excluding Europe, Canada and Israel, to RedHill Biopharma (RedHill).

AstraZeneca will continue to manufacture and supply Movantik to RedHill during a transition period. In 2015, AstraZeneca entered into a co-commercialisation agreement with Daiichi Sankyo, Inc. for Movantik in the US, which has now been transferred to RedHill.

Financial considerations
Under the terms of the agreement, AstraZeneca has received a payment of $52.5m from RedHill. The Company will also receive a further non-contingent payment of $15m in 2021. Income arising from the upfront payment, offset by a charge for derecognition of the associated intangible asset, and the future payment will be reported in AstraZeneca's financial statements within Other Operating Income & Expense. In 2019, Movantik generated sales of $96m in the US. The agreement will not impact the Company's financial guidance for 2020.

Movantik
Movantik (naloxegol) is a once-daily oral peripherally acting mu-opioid receptor antagonist approved by the US Food and Drug Administration for the treatment of OIC in adult patients with chronic non-cancer pain. Movantik was licensed from Nektar Therapeutics in 2009. It was developed using Nektar's oral small-molecule polymer conjugate technology. In 2016, AstraZeneca divested the rights in Europe to ProStrakan Group (now KKI) and the rights in Canada and Israel to Knight Therapeutics.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 April 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary